9661 South 700 East	Jaimes Freire, 4 Norte
Salt Lake City, Utah 84070	Calle Las Jardineras #16
USA	Santa Cruz de la Sierra, Bolivia
(801) 619-9320 Office	(591-3)312-1148 Oficina
(801) 619-1747 Fax	(591-3)312-1149 Fax
info@geii.com	info@geii.com

VIA FEDERAL EXPRESS
FILED AS CORRESPONDENCE ON EDGAR

July 17, 2007

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Donna Levy, Attorney

Re: Golden Eagle International, Inc
Preliminary Proxy Statement on Schedule 14A, Amendment No. 2
Filed July 17, 2007
File No. 0-23726

Dear Ms. Parker:

In connection with Golden Eagle International, Inc.‘s (“the Company” or “we” or “our”) Amendment No. 2 filing, and the Commission’s Comment letter of May 30, 2007, please see our responses below:

Security Ownership of Beneficial Owner

Response to Comment 1
We have provided the following disclosure to clarify that the 10,000,000 shares of common stock that the Aloha Holdings, Inc. Convertible Debenture is convertible into has no voting rights until the Debenture is converted into our common stock, unlike our Series B preferred shares, which have voting rights prior to conversion:

“Also included in the calculation of the “Percent of Fully Diluted Common Stock (After Conversion of Series B Preferred Shares and the conversion of the Aloha Holdings Convertible Debenture) are (a) the 10,000,000 shares of our common stock reserved for the issuance of our shares of common stock if Aloha Holdings exercises the conversion feature of its Convertible Debenture, which debenture is discussed on pages 14-15 and has no voting rights in of itself until the debenture is converted into our shares of common stock”

We have also clarified the “Security Ownership of Beneficial Owner” chart by including the following footnote in the last column of that chart (“Percent of Fully Diluted Common Stock“)

“* Dilution consists of: (a) after issuance of 5,000,000 shares for legal services fee; and (b) conversion of convertible note payable, convertible debenture, convertible promissory notes, and Series B Preferred Shares into 1,678, 859,430 shares of our common stock, the details of which are on pages 14-15 and 19-20".

Page Reference Number: 11-12

Response to Comment 2
We have corrected the scrivener’s error in footnote 4 to the “Security Ownership of Beneficial Owner” chart by stating the correct date of December 29, 2006 reflecting when Lone Star Equity obtained the Series B preferred stock.

Page Reference Number: 11

Description of Securities

Convertible Debenture

Response to Comment 3

The maturity date of May 2, 2007, which we stated in Amendment No. 1, is correct. We have added the following disclosure regarding the note holder’s remedy if it is unable to convert its note into common stock as well as other disclosure pertaining to any default upon the convertible debenture:

“According to the terms of our agreement with Aloha Holdings: (a) we are currently in default of our obligations; (b) at Aloha Holdings’ option, and in its sole discretion, it may declare the unpaid balance of the principal and accrued interest immediately due and payable, without notice or demand; and (c) Aloha Holdings, as the holder, may proceed to enforce payment of the principal and accrued interest, including its conversion rights, default interest, and any and all other duties, obligations and liabilities provided for under this agreement. As such, should Aloha Holdings be unable to convert the debenture into our common stock because we have no authorized shares to issue in the event of conversion or for any other reason, we will be responsible to Aloha Holdings for all principal as well as accrued and default interest due upon the debenture.”

Please note also that we have updated our disclosure regarding our communication with the estate administrator of Aloha Holdings’ principal shareholder, who died in during the first quarter of 2007. Specifically, we have added disclosure that:

“On May 16, 2007, we sent correspondence to the estate administrator (a) informing him that we were currently unable to repay the principal of the convertible debenture; (b) proposing that the note either be converted into 10,000,000 shares of our common stock as already provided for in the convertible debenture or that we be granted an additional one year extension to repay the principal. As of the date of this Proxy Statement, we have not received a response from the estate administrator to our May 16, 2007 correspondence. We continue to pay interest upon the convertible debenture as it becomes due in accordance with the terms of the convertible debenture.”

Page Reference Number: 14-15

Convertible Note Payable

Response to Comment 4

We have corrected the Scribner’s error regarding the maturity date of the Convertible Note, which we stated in Amendment No. 1 as February 6, 2007, which is the same date that such note was issued. In fact, the correct maturity date is February 6, 2012, which has been corrected in Amendment No. 2. We have also disclosed the note holder’s remedy if it is not able to convert the note, as follows:

“Should we fail to make the payment of principal and interest on or before the maturity date of February 6, 2012 or fail to provide Burns, Figa and Will, P.C. with a certificate representing the shares issuable upon conversion, we will be deemed to be in default of the agreement and we will be responsible for the balance of the principal remaining unpaid, accrued interest, and all other costs and fees from the date of default at the rate of 18% per annum. Additionally, should we be declared liable upon the convertible note payable, we have agreed to pay all costs of collection, including reasonable attorney’s fees and all courts costs and other expenses”.

Page Reference Number: 15

Convertible Promissory Notes

Response to Comment 5

We have provided additional disclosure that the April 11, 2007 convertible promissory notes with two of our officers are each convertible at the conversion price of $0.009 into 5,555,556 shares of our common stock.

Page Reference Number: 15

Legal Services Fee

Response to Comment 6

SEC Release No. 7646 (Registration of Securities on Form S-8) states that where a consultant or adviser performs services for an issuer through a wholly-owned corporate alter ego, the issuer may contract with, and register securities on Form S-8 as compensation to that corporate entity (See footnote 20 to SEC Release No. 7646) (See also Image Entertainment No Action Letter (March 6, 1992) and Aaron Spelling Productions No Action Letter (July 1, 1987) also referred to in footnote 20). As such, the Company’s agreement to issue 5,000,000 shares of S-8 common stock to the law firm of Hamilton, Lehrer & Dargan, P.A, a Florida corporation solely owned by Brenda Lee Hamilton, is consistent with the S-8 guidelines provided for in SEC Release No. 7646.

Proposal One

Purpose of Proposal One

Response to Comment 7

We have added the following table in Amendment No. 2:

Current and Proposed Capital Structure
Description	Preferred shares authorized	Preferred shares issued	Currect common shares	Proforma if proposal is approved and shares are converted and issued
Authorized Common Stock			800,000,000	2,000,000,000

Issued common stock			789,999,990	789,999,990
Shares reserved for debenture conversion			10,000,000	10,000,000
Convertible note payable			-	11,257,608
Convertible promissory notes			-	11,111,112
Legal services fee			-	5,000,000

Authorized preferred Stock shares	10,000,000

Series A preferred stock	3,500,000	-	-	-
Series B preferred stock	4,500,000	3,425,963	-	856,490,720

Total Common Shares			799,999,990	1,683,859,430

Page Reference Number: 18

Response to Comment 8

Although we offered our Series B convertible preferred stock to our former director, Kevin Pfeffer, in payment of debt that we may owe to him, Mr. Pfeffer rejected that offer. We have no further intention to offer Mr. Pfeffer our Series B shares or any other class of our securities.

We have modified and/or expanded our disclosure regarding: (a) whether we have any intention to issue any newly authorized common stock for any reason; (b) our obligations to issue our shares of common stock and common shares upon conversion rights being exercised in accordance with various agreements; and (c) the effects of Proposal 1 upon dilution and voting rights.

Page Reference Number: 21-22

Other

Due to the passage of time, Amendment No. 2 reflects a new mailing date of July 31, 2007, record date of July 27, 2007, and meeting date of August 31, 2007. Please also note that there were significant errors in Amendment No. 1 in the transposition of the numbers included in the “Security Ownership of Management” table (i.e. some numbers from the “Security Ownership of Beneficial Owners” table were erroneously transposed to the Management Ownership table). The numbers in the Management Ownership table now reflect the correct numbers.

To further assist you in your review we have included 3 redline copies of the Proxy Statement amendment indicating the changes between Amendment No. 1 to the Proxy Statement filing and the Proxy Statement Amendment No. 2 filing. Additionally, we have enclosed 3 clean copies of the Proxy Statement Amendment No. 2 filing.

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or our Proxy Statement amendment filing, please contact our legal counsel, Frederick M. Lehrer of the law firm of Hamilton, Lehrer & Dargan, P.A. at (561) 416-8956, via facsimile at (561) 416-2855, or email at otcbblawyer@aol.com

Sincerely yours,

Terry Turner
Chief Executive Officer